UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre,

243 Paseo de la Reforma Avenue, 18th Floor

Cuauhtémoc, Alcaldía Cuauhtémoc

06500, Mexico City

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Vista announces an update to its 2026-2028 guidance and 2030 vision

Mexico City, May 11, 2026 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST on the New York Stock Exchange; BMV: VISTA on the Mexican Stock Exchange) announced today an update to its 2026–2028 guidance and 2030 vision. The updated plan reflects the consolidation of the recently acquired blocks Bandurria Sur and Bajo del Toro, as well as a higher oil price scenario in line with the current oil market conditions.

The updated guidance reflects the consolidation of the results of the Bandurria Sur block (25.1% non-operating working interest) and the Bajo del Toro block (35.0% non-operating working interest) in the Company’s financial statements as of May 1, 2026.

The updated guidance assumes a Brent oil price of US$85/bbl for Q2-24 2026, US$80/bbl for 2027 and US$75/bbl (in real terms of January 2026) as of 2028.

Please refer to Appendix A for the 2026-2028 updated guidance and Appendix B for the 2030 updated vision.

Appendix A - Updated guidance

New guidance ◆ 2025 Investor Day targets

Production
Mboe/d

158
140
2026E
185
160
2027F
208
180
2028F

CAPEX
$Bn

100-110 tie-ins p.a. during 2026-2028F

1.8
1.6
2026E
1.9
1.6
2027F
1.9
1.6
2028F

Total revenues
$Bn

4.2
3.0
2026E
4.9
3.7
2027F
5.3
4.3
2028F

Adj. EBITDA
$Bn

3.0
1.9
2026E
3.3
2.5
2027F
3.6
2.8
2028F

Free cash flow
$Bn

0.8
0.2
2026E
0.9
0.5
2027F
1.1
0.8
2028F

Adj. EBITDA margin

Previous		New
~65% avg. 2026-2028F	→	**~67%** avg. 2026-2028F

ROACE

Previous		New
>20% avg. 2026-2028F	→	**>25%** avg. 2026-2028F

Net leverage ratio

Previous		New
<1.0x YE-28	→	**1.0x** YE-26

Note: the updated guidance assumes a Brent oil price of US$85/bbl for Q2-Q4 2026, US$80/bbl for 2027 and US$75/bbl in real terms of January 2026 as of 2028. Previous guidance assumed US$65/bbl for 2026 and 70$/bbl in real terms of January 2026 as of 2027.

Appendix B - Our 2030 vision

2030 production

Mboe/d

+25%
250
+200
2025 Inv. Day vision
New vision

2030 recurring FCF generation

$Bn

+33%
2.0
1.5
2025 Inv. Day vision
New vision

Note: the updated guidance assumes a Brent oil price of US$85/bbl for Q2-Q4 2026, US$80/bbl for 2027 and US$75/bbl in real terms of January 2026 as of 2028. Previous guidance assumed US$65/bbl for 2026 and 70$/bbl in real terms of January 2026 as of 2027.

Definitions and Methodology

•	$Bn: billion U.S. Dollars

•

Adj. EBITDA: Profit for the period, net + Income tax (expense) / benefit + Financial income (expense), net + Depreciation, depletion and amortization + Income (loss) from investments in associates + Impairment of long-lived assets + Gain from business combination + Gain from asset disposals + Restructuring expenses + Gain related to the transfer of conventional assets + Other non-cash costs related to the transfer of conventional assets

•	Adj. EBITDA Margin: Adj. EBITDA / (Total Revenues + Gain from Export Increase Program – Sea freight selling expenses + Commodity risk management contracts)

•	Capex includes Property, plant and equipment additions

•	FCF (Free cash flow): Operating activities cash flow + Investing activities cash flow

•	NLR (Net leverage ratio): Net financial debt / LTM Adj. EBITDA

•	Mboe/: thousands of barrels of oil per day

•	Production includes oil, gas and NGL production, and excludes flared gas, injected gas and gas consumed in operations

•

ROACE = (Adj. EBITDA – Depreciation) / (Average total debt + Average total shareholders’ equity). Total debt = Current Borrowings + Non-current Borrowings + Current Lease liabilities + Non-current Lease liabilities

•	Total revenues: for comparison purposes, total revenues are shown net of Commodity risk management contracts and Sea freight selling expenses.

Disclaimer

Additional information about Vista Energy, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaenergy.com. This presentation does not constitute an offer to sell or a solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States or Mexico absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations, as applicable.

This presentation does not contain all of the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. Some of the amounts contained herein are unaudited.

Rounding of amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of future performance of the Company and future results may not be comparable to past performance.

No reliance should be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the U.S. Securities Act of 1933, as amended, “Affiliates”), members, directors, officers, employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with IFRS. We cannot provide a reconciliation of forward-looking non-IFRS financial measures contained in this presentation without unreasonable effort, given that we are unable to estimate the amounts of certain components of the

IFRS net (loss) profit for the forward-looking periods, including interest expense and foreign exchange gains (which affect the IFRS measure financial results, net) and our deferred income tax (which affect the IFRS measure income tax expense). The information and opinions contained in this presentation are provided as of the date of this presentation and are subject to verification, completion and change without notice. This presentation includes “forward-looking statements” concerning the future. Words such as “proposes,” “aims,” “aspires,” “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” and “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially lower than those contained in the projections. Projections related to production results as well as cost estimations – including any anticipated performance and guidance of Vista included in this presentation – are based on information as of the date of this presentation and reflect numerous assumptions, including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed or furnished under the Securities Exchange Act of 1934 or otherwise. These expectations and projections are subject to significant known and unknown risks and uncertainties, which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties related to our ability to reduce our scope 1 and 2 GHG emissions intensity to 7 kgCO2e/boe, or our ability to match the volume of our carbon credits with the scope 1 and 2 emissions generated in our operations on the timeline we expect, or at all; uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we may operate in the future; the impact of political developments and uncertainties relating to political and economic conditions in Argentina, including the policies of the current government in Argentina; significant economic or political developments in Mexico, Argentina and the United States; changes in laws, rules, regulations and their interpretation and enforcement applicable to the Argentine and Mexican energy sectors and throughout Latin America, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the imposition of import restrictions on goods that are key for the maintenance of our assets; the revocation or amendment of our respective concession agreements by the granting authority; our ability to renew certain hydrocarbon exploitation concessions; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation and/or appreciation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for oil and gas in particular, and energy in general, both in Argentina and globally; the effects of a pandemic or epidemic and any subsequent mandatory regulatory restrictions or containment measures; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses, including the working interests in the Bandurria Sur and Bajo del Toro blocks acquired from Equinor; our expectations for future production, costs and crude oil prices used in our projections; changes to our capital expenditure plans; uncertainties inherent in making estimates of our oil and gas reserves, including recently discovered oil and gas reserves, and changes to our previous reserves estimates; increased market competition in the energy sectors in Argentina and Mexico; potential regulatory changes and modifications to free trade agreements driven by evolving U.S. trade policies and political developments in Argentina, Mexico or other Latin American countries; climate change and severe weather events; any potential adverse effects that may arise in connection with any prospective mergers, acquisitions, divestitures, or other corporate reorganizations; adverse global macroeconomic environments, including trade wars, high inflation, a global recession, and increasing market volatility, especially in relation to commodities prices; and ongoing and potential geopolitical conflicts, including, among others, those involving Russia and Ukraine; the United States, Israel, Hamas, Iran and several countries in the Middle East; and tensions between China and Taiwan. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that such trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information:

Vista routinely publishes important information for investors in the “Investor Relations” section on its website, www.vistaenergy.com. From time to time, Vista may use its website as a channel for distributing material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 1555 7104

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer